Exhibit 2.1

EXECUTION VERSION

Dated July 29, 2009

SHARE PURCHASE AGREEMENT

SANOFI-AVENTIS

and

MERCK SH INC.

and

MERCK SHARP & DOHME (HOLDINGS) LIMITED

and

MERCK & CO., INC.

SHARE PURCHASE AGREEMENT

Share Purchase Agreement, dated July 29, 2009, by and among

(1)	SANOFI-AVENTIS, a société anonyme organized under the laws of France (“Sanofi-Aventis” or the “Purchaser”);

(2)	MERCK SH INC., a corporation organized under the laws of Delaware (“US Holding”);

(3)	MERCK SHARP & DOHME (HOLDINGS) LIMITED, an English limited company organized under the laws of England and Wales (“UK Holding”, and together with US Holding, the “Sellers”);

-and-

(4)	MERCK & CO., INC., a corporation organized under the laws of New Jersey (“Merck”)

(The Sellers, the Purchaser and Merck are hereinafter referred to individually as a “Party” and collectively as the “Parties”).

WHEREAS

(A)
Merck and Rhône-Poulenc S.A., a société anonyme organized under the laws of France (“Rhône-Poulenc”), entered into that certain Joint Venture Agreement, dated May 23, 1997 (the “JV Agreement”), in order to combine their respective animal health and poultry genetics businesses. In order to effect this combination, Merck and Rhône-Poulenc created Merial, an English private company limited by shares and a Delaware limited liability company (“Merial”), as the parent company of the group of companies conducting these businesses. Rhône-Poulenc changed its name to Aventis and was merged into Sanofi-Aventis on December 31, 2004;

(B)	Each of Merck and Sanofi-Aventis owns indirectly 50% of the equity interests in Merial;

(C)
Merck and Schering-Plough Corporation (“Schering-Plough”), a corporation organized under the laws of New Jersey, are parties to that certain Agreement and Plan of Merger, dated March 8, 2009 (the “Merger Agreement”), by and among Schering-Plough, Merck and two Subsidiaries of Schering-Plough formed to execute the merger of one of the Subsidiaries into Schering-Plough such that Schering-Plough is the surviving corporation in such merger and the merger of the other Subsidiary into Merck such that Merck is the surviving corporation in such merger and will become a wholly-owned subsidiary of Schering-Plough;

(D)	Merck has expressed an interest in selling its equity interests in Merial (the “Merck Equity Interest”);

(E)
As of the date hereof, the Merck Equity Interest is held by two intermediate holding companies:  (i) US Holding, a wholly owned subsidiary of Merck, owns 9,750,338 Series A – Ordinary Shares in Merial, representing 100% of the outstanding Series A – Ordinary Shares of Merial (the “US Holding Shares”); and (ii) UK Holding, a wholly owned subsidiary of Merck, owns 1,250,000 Series C – Cumulative Preferred Shares in Merial, representing 50% of the outstanding Series C – Cumulative Preferred Shares of Merial (the “UK Holding Shares” and together with the US Holding Shares, the “Shares”);

(F)	The Purchaser has expressed its interest in acquiring the Merck Equity Interest;

(G)	The Sellers wish to sell and the Purchaser wishes to purchase the Shares upon the terms and subject to the conditions herein contained;

(H)
Schering-Plough and its Subsidiaries are engaged in the business of discovery and development, manufacturing, marketing and sale of animal health products, including vaccines (collectively, the “Intervet Business”), which is operated principally through the entities specified in the Call Option Agreement (defined below) (the “Intervet Entities”); and

(I)
Pursuant to the terms and conditions and for the consideration described in that certain call option agreement to be entered into by and among Purchaser, Merck and Schering-Plough, Schering-Plough wishes to offer Purchaser (or its designated subsidiary) the option, and Purchaser (or its designated subsidiary) wishes to accept the option (without undertaking to exercise it), to combine all of the Intervet Business and Merial as a result of which Sanofi-Aventis and Schering-Plough would each, directly or indirectly, hold 50% of the equity interest in Merial (the “Call Option Agreement”).

Now, Therefore, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto hereby covenant and agree as follows:

1	Definitions

In this Agreement, in addition to such terms as are defined elsewhere in this Agreement, the following terms have the meanings specified in this Clause 1:

“AAA Complex Commercial Rules” has the meaning set forth in Clause 4.3.1;

“Affiliate” of a Person means a Person that directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under the common Control with, the first Person;

“Agreement” means this share purchase agreement, including the Schedules and Exhibits hereto;

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, London or Paris are authorized or required to close;

“Call Option Agreement” has the meaning set forth in Recital (I);

“Closing” means the completion of the sale and purchase of the Merck Equity Interest pursuant to this Agreement;

“Closing Date” has the meaning set forth in Clause 6;

“Competition Laws” means the antitrust or competition laws in effect with respect to the transfer of the Shares, including in the European Union and the United States;

“Confidential Information” has the meaning set forth in Clause 9.2.2;

“Confidentiality Agreement” means the Confidentiality Agreement by and among Purchaser, Merck and Schering-Plough dated June 18, 2009;

“Contribution Agreement” means that certain contribution agreement to be entered into by and among Purchaser, Merial, Merck and Schering-Plough pertaining to the contribution of the Intervet Business to Merial in the event the option referred to in Recital (I) is exercised by the Purchaser;

“Control” means, in relation to any Person, where a Person (or Persons acting in concert) has direct or indirect control of (i) the affairs of another Person, or (ii) more than 50 percent of the total voting rights conferred by all the issued shares in the capital of another Person which are ordinarily exercisable in a general meeting or (iii) a majority of the board of directors of another Person (in each case whether pursuant to relevant constitutional documents, contract or otherwise) and “Controlled” shall be construed accordingly;

“Decision and Order” means the Order of the FTC in connection with the regulatory approval of the Merger if it is either (i) accepted or approved by the FTC for public comment or (ii) issued as final by the FTC;

“Encumbrance” means any lien, privilege, mortgage, pledge, third-party claim or right, charge, restriction of use, defect of title, easement, security interest or encumbrance of any kind, including, without limitation, obligations resulting from any sublease, tenancy, right of occupation, easement, preemptive right or privilege in favor of any Person or entity;

“FTC” means the U.S. Federal Trade Commission;

“Governmental Authority” means any international, supranational or national government, any state, provincial, local or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government;

“Group Companies” means Merial and its Subsidiaries;

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

“Intervet Business” has the meaning set forth in Recital (H);

“Intervet Entities” has the meaning set forth in Recital (H);

“JV Agreement” has the meaning set forth in Recital (A);

“JV Termination Agreement” has the meaning set forth in Clause 6.1.1;

“Knowledge of Merck” means the actual knowledge of any of Merial’s directors or committee members appointed by Merck, or Anke Kramer, within the scope of their employment responsibilities and without independent inquiry or investigation;

“Knowledge of Sanofi-Aventis” means the actual knowledge of any of Merial’s directors or committee members appointed by Sanofi-Aventis, within the scope of their employment responsibilities and without independent inquiry or investigation;

“MAC Amount” has the meaning set forth in Clause 4.3.2;

“MAC Amount Dispute Item” has the meaning set forth in Clause 4.3.4;

“MAC Amount Negotiation Period” has the meaning set forth in Clause 4.3.4;

“MAC Amount Payment” has the meaning set forth in Clause 4.3.6;

“MAC Arbitrators” has the meaning set forth in Clause 4.3.1;

“MAC Dispute Notice” has the meaning set forth in Clause 4.3.1;

“MAC Occurrence Negotiation Period” has the meaning set forth in Clause 4.3.1;

“MAC Occurrence Notice” has the meaning set forth in Clause 4.3.1;

“MAC Valuer” has the meaning set forth in Clause 4.3.4;

“Memorialization Agreements” means the agreements listed on Schedule 9.12;

“Merck” has the meaning set forth in the Preamble;

“Merck Equity Interest” has the meaning set forth in Recital (D);

“Merger” means the Merger Transaction contemplated by the Merger Agreement;

“Merger Agreement” has the meaning set forth in Recital (C);

“Merger Control Authorities” means the European Commission, FTC, U.S. Department of Justice, or any other governmental body in the European Union with authority for approving or disapproving the transactions contemplated by this Agreement for purposes of Competition Law;

“Merial” has the meaning set forth in Recital (A);

“Merial Material Adverse Change” means any event, circumstance, change or effect that, individually or in the aggregate, has, or is reasonably expected to have, a durationally significant material adverse effect on the assets, results of operations, business or financial condition of Merial and its Subsidiaries, taken as a whole, provided, that none of the following events, circumstances, changes or effects, in and of itself or themselves, shall constitute (or be taken into account in determining the occurrence of) a Merial Material Adverse Change: (a) any change in general economic conditions or effects resulting from factors generally affecting companies in the industry in which Merial and its Subsidiaries conduct business, (b) the announcement or performance of this Agreement or the transactions contemplated hereby, (c) any failure of, or expectation of failure of, Merial and its Subsidiaries to meet any projections, forecasts or estimates of any type, provided that this exclusion shall not prevent or otherwise affect any event, circumstance, change or effect underlying such failure from being taken into account in determining whether a Merial Material Adverse Change has occurred, (d) any act of war, armed hostilities or terrorism, or any worsening thereof, (e) any change required by any change in law or accounting standards or any change in the interpretation or enforcement of any of the foregoing, (f) any raw material shortages, (g) any event, circumstance, change or effect that arises out of (i) any action of Sanofi-Aventis or any of its Affiliates (other than Merial) that would not be commercially reasonable to take in the circumstances or (ii) the failure of Sanofi-Aventis or any of its Affiliates (other than Merial) to take any action that would be commercially reasonable in the circumstances, or (h) any event, circumstance, change or effect that relates to any matter that Sanofi-Aventis or any of its Affiliates has actual knowledge of prior to the date of this Agreement that has had, or is reasonably likely to have a Merial Material Adverse Change (without giving effect to the exclusion contained in this clause (h)), it being agreed that the exclusion in this clause (h) shall not apply in the event of a withdrawal from the market in one or more countries of any of Merial’s products based on fipronil or in the event of any significant adverse change in labeling affecting any of Merial’s products based on fipronil, as long as neither Sanofi-Aventis nor any of its Affiliates had actual knowledge prior to the date of this Agreement of such withdrawal or label change; provided, however, that with respect to each of the exclusions in clauses (a), (d) and (e) above, such exclusions shall only apply to the extent that the effect of such change is not materially more adverse with respect to Merial and its Subsidiaries than the effect on comparable businesses in the industry in which Merial and its Subsidiaries conduct business;

“Notice” has the meaning set forth in Clause 12.2.1;

“Order” means any judgment, order, administrative order, writ, ruling, stipulation, injunction (whether permanent or temporary), award, decree or similar legal restraint of, or binding settlement having the same effect with, any Governmental Authority, including (a) any Decision and Order of the FTC in connection with the Merger, if it is either (i) accepted or approved by the FTC for public comment or (ii) issued as final by the FTC, and (b) any order or decision by the European Commission accepting undertakings from the parties to the Merger Agreement to divest in connection with the Merger;

“Party” or “Parties” has the meaning set forth in the Preamble;

“Person” means any individual, partnership, firm, company, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other entity;

“Purchase Price” has the meaning set forth in Clause 4.1;

“Purchase Price Allocation” has the meaning set forth in Clause 9.9;

“Purchaser” has the meaning set forth in the Preamble;

“Purchaser Material Adverse Change” means any event, circumstance, change or effect that (i) has a material adverse effect on the ability of Purchaser to consummate the purchase and sale of the Shares and fulfill its obligations hereunder or (ii) would be reasonably likely to delay in any material respect the consummation by Purchaser of the purchase and sale of the Shares;

“Representatives” means, with respect to any Person, such Person’s accountants, counsel, financial and other advisers, representatives, consultants, directors, officers, employees, stockholders, partners, members and agents;

“Rhône-Poulenc” has the meaning set forth in Recital (A);

“Sanofi-Aventis” has the meaning set forth in the Preamble;

“Schering-Plough” has the meaning set forth in Recital (C);

“Seller Material Adverse Change” means any event, circumstance, change or effect that (i) has a material adverse effect on the ability of Sellers and Merck to consummate the purchase and sale of the Shares and fulfill its obligations hereunder or (ii) would be reasonably likely to delay in any material respect the consummation by Sellers and Merck of purchase and sale of the Shares;

“Sellers” has the meaning set forth in the Preamble;

“Shares” has the meaning set forth in Recital (E);

“Sublicense Agreement” has the meaning set forth in Section 9.12;

“Subsidiaries” means each corporation or other Person in which a Person (i) owns or Controls, directly or indirectly, capital stock or other equity interests representing at least 50% of the outstanding voting stock or other equity interests or (ii) has the right to appoint or remove a majority of its board of directors or equivalent managing body;

“Tax” or “Taxes” means any tax, including, without limitations, income (net or gross), corporations, capital gains, gross receipts, franchise, estimated, alternative, minimum, add-on minimum, documentary, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding or other tax, of any kind whatsoever, and including any interest, penalties or additions to tax, levied by any Taxing Authority;

“Tax Contest” means any audit, hearing, proposed adjustment, arbitration, deficiency, assessment, suit, dispute, claim, proceeding or other litigation commenced, filed or otherwise initiated or convened to investigate or resolve the existence and extent of a liability for Taxes of either Seller with respect to operations of Merial or any of its Subsidiaries;

“Tax Return” means any report, return, statement or other written information (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied by Merial or any of its Subsidiaries to a Taxing Authority in connection with any Taxes and any amendment thereto;

“Taxing Authority” means any government or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body, having jurisdiction over the assessment, determination, collection or other imposition of Taxes;

“Termination Fee” means the Termination Fee, as defined in the Call Option Agreement;

“Third Party” means any Person other than Merck, the Sellers or the Purchaser and their Subsidiaries;

“Treasury Regulations” means the regulations promulgated under the Internal Revenue Code, as amended from time to time (including any proposed, temporary or successor regulations);

“UK Holding” has the meaning set forth in the Preamble;

“UK Holding Shares” has the meaning set forth in Recital (E);

“US Holding” has the meaning set forth in the Preamble;

“US Holding Shares” has the meaning set forth in Recital (E).

2	Interpretation

2.1	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

2.2	Headings

The headings used in this Agreement have been adopted by the Parties for ease of reference only, and the Parties declare that these headings are not to be comprised in this Agreement and shall not in any event influence the meaning or interpretation of this Agreement.

2.3	Schedules etc.

References to this Agreement shall include any Exhibits, Schedules and Recitals to it and references to Clauses, Exhibits and Schedules are to Clauses of, Exhibits to and Schedules to, this Agreement.

2.4	References to “directly or indirectly”

“Directly or indirectly” means (without limitation) either alone or jointly with any other Person and whether on its own account or in partnership with another or others or as the holder of any interest in or as an officer, employee or agent of or consultant to any other Person.

2.5	Illustration

Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

2.6	Monetary Figures

All references to monetary figures shall be in United States dollars unless otherwise specified.

3	The Transaction

3.1	Sale and Purchase of the Shares

Subject to the terms and conditions of this Agreement, and in particular the satisfaction of the conditions precedent contained in Clause 5, the Sellers agree to sell the Shares, free and clear of any Encumbrances, to the Purchaser, or to any Person the Purchaser may nominate in substitution for itself as permitted by Clause 12.8 below, and the Purchaser agrees to purchase the Shares from the Sellers.

It is expressly agreed by the Sellers that the sale of all, but not less than all, of the Shares is an essential condition for the Purchaser, who shall be entitled to refuse to fulfill its obligations in the event the Sellers are unwilling or unable to sell all of the Shares.

4	Consideration

4.1	Price

The consideration payable by the Purchaser for the purchase of the Shares shall be an amount equal to $4,000,000,000 (the “Purchase Price”).  The Purchase Price shall be paid to each Seller pro rata to the number of Shares it holds as Merck may direct at least three Business Days prior to Closing.

4.2	Payment on Closing

The Purchase Price shall be paid by the Purchaser to the Sellers on the Closing Date by wire transfer of immediately available funds to such bank accounts and in such amounts notified by the Sellers three Business Days prior to the Closing.

4.3	Material Adverse Change

4.3.1
If prior to the Closing Purchaser becomes aware of an event, change or circumstance arising after the date hereof that it believes constitutes a Merial Material Adverse Change, Purchaser shall notify the other Parties of such event, change or circumstance in writing as promptly as reasonably practicable (the “MAC Occurrence Notice”), but in any event prior to the Closing. The MAC Occurrence Notice shall contain in reasonable detail the basis for the belief that a Merial Material Adverse Change has occurred and, if possible, a good faith estimate of the MAC Amount (defined below).  If Merck disagrees with Purchaser’s determination that a Merial Material Adverse Change has occurred after the date hereof, Merck shall notify Purchaser in writing within ten Business Days of its receipt of the MAC Occurrence Notice that it disagrees that a Merial Material Adverse Change has occurred (the “MAC Dispute Notice”).  During the thirty day period following Purchaser’s receipt of the MAC Dispute Notice (the “MAC Occurrence Negotiation Period”), the Parties agree to negotiate in good faith to resolve the disagreement.  Any resolution agreed to in writing by the Parties during the MAC Occurrence Negotiation Period shall be final and binding upon the Parties.  If the Parties are unable to resolve the disagreement within the MAC Occurrence Negotiation Period, then the dispute shall be settled by arbitration, to be held in the Borough of Manhattan, New York, New York, United States, administered by the American Arbitration Association under its Procedures for Large, Complex Commercial Disputes (the “AAA Complex Commercial Rules”) and judgment on the award rendered by the MAC Arbitrators may be entered in any court having jurisdiction thereof. In any such arbitration, the parties shall appoint a panel of three individuals each of whom is suitably qualified and experienced in determining disagreements of this nature (the “MAC Arbitrators”) within fifteen days of the end of the MAC Occurrence Negotiation Period to resolve the disagreement and make a final determination as to whether a Merial Material Adverse Change has occurred after the date hereof.  If Purchaser and Merck are unable to agree upon the individuals to be appointed as MAC Arbitrators within such fifteen day time period, then the MAC Arbitrators shall be designated by the American Arbitration Association in New York, New York, United States.  The MAC Arbitrators shall deliver to Purchaser and Merck, as promptly as practicable, and in any event within thirty days after their appointment, a written report setting forth their final determination, as determined by at least a majority of the MAC Arbitrators and in accordance with the then-prevailing AAA Complex Commercial Rules of the American Arbitration Association, as to whether a Merial Material Adverse Change has occurred after the date hereof.  Such determination shall be final and binding upon all of the Parties to this Agreement.

4.3.2
If Merck does not deliver to Purchaser a MAC Dispute Notice within ten Business Days of Merck’s receipt of a MAC Occurrence Notice, or if a final determination is made pursuant to the procedures set forth in Clause 4.3.1 hereof that a Merial Material Adverse Change has occurred after the date hereof, Merck and Purchaser shall work together in good faith in order to determine the monetary amount by which the Merial Material Adverse Change that occurred after the date hereof decreased the fair market value of the Merck Equity Interest (the “MAC Amount”).

4.3.3	The MAC Amount shall be calculated by the Parties or the MAC Valuer (defined below) based upon a discounted cash flow methodology as commonly applied in financial valuations.

4.3.4
In the event that Merck and Purchaser are unable to agree on the value of the MAC Amount pursuant to Clause 4.3.2 within thirty Business Days (the “MAC Amount Negotiation Period”), then the Parties shall appoint within fifteen days of the end of the MAC Amount Negotiation Period an investment bank of national standing (the “MAC Valuer”) agreed to by Merck and Purchaser.  If Purchaser and Merck are unable to agree upon the MAC Valuer within such fifteen day time period, then the MAC Valuer shall be an investment bank of national standing that does not act as a consultant or otherwise provide services to Purchaser, Schering-Plough or Merck designated by the American Arbitration Association in New York, New York, United States.  Both of Purchaser and Merck shall provide the MAC Valuer with a reasonably detailed description of each item of the calculation of the MAC Amount about which the Parties are in disagreement (each a “MAC Amount Dispute Item”).  The MAC Valuer shall only consider those MAC Amount Dispute Items not resolved between Purchaser and Merck during the MAC Amount Negotiation Period and shall be instructed to resolve such MAC Amount Dispute Items in accordance with the terms and provisions of this Agreement.  The MAC Valuer shall deliver to Purchaser and Merck, as promptly as practicable and in any event within thirty days after its appointment, a written report setting forth the resolutions of any unresolved MAC Amount Dispute Items determined in accordance with the terms herein and a final determination as to the MAC Amount.  The MAC Valuer shall select as a resolution the position of either Purchaser or Merck for each MAC Amount Dispute Item (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) and may not impose an alternative resolution.  Such report shall be final and binding upon all of the Parties to this Agreement.

4.3.5	The fees, expenses and costs of the MAC Arbitrators and the MAC Valuer shall be borne equally by Purchaser and Merck.

4.3.6
Merck shall pay the Purchaser an amount equal to the MAC Amount as finally determined pursuant to the procedures set forth in Clause 4.3.4 (the “MAC Amount Payment”), if any, within 5 Business Days after the MAC Valuer’s notification pursuant to Clause 4.3.4, or if Merck and the Purchaser have mutually agreed the MAC Amount, within 5 Business Days after such agreement, by wire transfer of immediately available funds to an account designated by the Purchaser; provided, however, that if the Purchaser and Merck shall have received the MAC Valuer’s notification pursuant to Clause 4.3.4, or mutually agreed the MAC Amount prior to the Closing, the Purchase Price shall be adjusted by subtracting the MAC Amount from the Purchase Price.

4.3.7	The payment of any MAC Amount Payment by Merck to the Purchaser pursuant to the provisions of this Agreement shall be treated as an adjustment to the Purchase Price.

4.3.8
Merck undertakes to promptly inform Purchaser if, to the Knowledge of Merck, any event, change or circumstance which would be reasonably likely to constitute a Merial Material Adverse Change occurs from and after the date of this Agreement and prior to the Closing.

4.3.9
For the avoidance of doubt, the Parties hereby agree that it shall not be a condition precedent to the consummation of the transactions contemplated by this Agreement that a Merial Material Adverse Change shall not have occurred.  Notwithstanding any other provision of this Agreement, the Parties agree that (i) no assertion or claim by Purchaser that a Merial Material Adverse Change shall have occurred and/or (ii) no dispute as to the MAC Amount will prevent, impede, delay or have any other effect of any character whatsoever on the obligations of the Parties to consummate as promptly as practicable the transactions contemplated by this Agreement, including the Closing.

4.4	Termination Fee

The payment of any Termination Fee by Merck and/or Schering-Plough to Purchaser pursuant to the provisions of the Call Option Agreement shall be treated as an adjustment to the Purchase Price.

5	Conditions precedent

5.1	Conditions to obligations of each Party

The obligations of each of the Parties to consummate the purchase and sale of the Shares shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

5.1.1	Authorization of the Merger Control Authorities

If required under Competition Laws, the Merger Control Authorities (which, for these purposes, the Parties agree shall not include the FTC or the U.S. Department of Justice) shall, wherever a notification or approval procedure is mandatory and suspensive, either (i) have authorized, formally or by tacit decision where applicable, the purchase and sale of the Shares or (ii) have decided under the applicable merger control regulations that the purchase and sale of the Shares does not give rise to a concentration falling within the scope of such regulations.

5.1.2	Injunction or other court or regulatory order

The consummation of the purchase and sale of the Shares contemplated hereby shall not have been enjoined or prohibited under any applicable law (i) in the United States or the European Union or (ii) in any other jurisdiction, but only if the completion of the purchase and sale of the Shares in the face of such injunction or prohibition in such jurisdiction would be reasonably likely to result in any officer or director of any of the Parties being subject to criminal liability.

5.2	Conditions to the obligations of Merck and Sellers

The obligations of each of Merck and the Sellers to consummate the purchase and sale of the Shares shall be subject to the satisfaction (or waiver by Merck and the Sellers) on or prior to the Closing Date of the following conditions:

5.2.1	Representations and warranties

The representations and warranties of the Purchaser contained in Clause 8 of this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date), except to the extent that the failure to be so true and correct would not constitute a Purchaser Material Adverse Change.

5.2.2	Commitments

Purchaser shall have duly performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

5.2.3	FTC

Merck and the Sellers shall have determined in their reasonable judgment that the FTC will not seek a Decision and Order that would require FTC approval of the sale of the Merck Equity Interest under this Agreement prior to Closing, or if the FTC seeks and obtains such a Decision and Order, prior approval of the sale of the Merck Equity Interest by the FTC as prescribed in the Decision and Order shall have been obtained.

5.3	Conditions to the obligations of Purchaser

The obligations of Purchaser to consummate the purchase and sale of the Shares shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

5.3.1	Representations and warranties

Other than the representation and warranty made in Clause 7.8, the representations and warranties of the Sellers and Merck contained in Clause 7 of this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date), except to the extent that the failure to be so true and correct would not constitute a Seller Material Adverse Change.

5.3.2	Commitments

Sellers and Merck shall have duly performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by them prior to or on the Closing Date (other than those agreements in Clause 9.12, the compliance with which shall not be a condition to the obligations of Purchaser to consummate the purchase and sale of the Shares).

5.4	Responsibility for satisfaction

5.4.1
Each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure the satisfaction of the conditions set out in Clause 5.1 as promptly as practicable.

In furtherance and not in limitation of the foregoing, the Purchaser shall take any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory requirement of applicable law so as to enable the Parties hereto to close the transactions as promptly as practicable, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divesture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement and (ii) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Purchaser, Merial and their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the Closing.

5.4.2
Purchaser, Sellers, and Merck shall promptly after the date of this Agreement (and in any event within ten Business Days hereafter), make the necessary filings or other required approval processes with the Merger Control Authorities.

The Parties hereby undertake to use their reasonable best efforts to assist, and to cause the Group Companies to assist with all filings and to take all other actions necessary for the purpose of the satisfaction of the conditions set out in Clause 5.1, including by way of the provision of all necessary information for such purposes.

The Parties agree to cooperate in responding to all requests from any government, governmental, supranational or trade agency, court or other regulatory body and shall consult with each other and promptly cooperate with and provide all necessary information and assistance reasonably required by such government, agency, court or body upon being requested to do so as promptly as practicable. It is agreed that the Purchaser will not bear any costs to be incurred by the Sellers and Merck for providing the information required pursuant to this Clause 5.4.

5.5	Notice of Satisfaction

The Purchaser shall give notice to the Sellers and Merck of the satisfaction of the condition set out in Clause 5.1.1 within two Business Days of becoming aware of the same.

6	Closing

The Closing shall take place at the offices of Linklaters LLP, 1345 Avenue of the Americas, New York, New York at 10:00 a.m. on the date that is three Business Days after the conditions set forth in Clause 5.1 have been satisfied or waived (other than conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), or on such other date as the Parties may agree to in writing (the “Closing Date”). At the Closing:

6.1.1	the Sellers shall deliver or cause to be delivered to the Purchaser:

-	the written resignation with effect from the Closing Date of all Merial’s officers, directors or committee members appointed by Merck or its Affiliates.

-
executed copies by the Sellers and Merck of the termination agreement for the JV Agreement substantially in the form attached in Exhibit A (the “JVTermination Agreement”) and any other agreements contemplated therein to be delivered therewith.

-
transfers of the Shares duly executed by the registered holders in favor of the Purchaser or as it may direct accompanied by the relative share certificates (or an express indemnity in a form reasonably satisfactory to the Purchaser in the case of any certificate found to be missing);

6.1.2	the Purchaser shall deliver or cause to be delivered to the Sellers:

-	executed copies by the Purchaser and Sanofi 4 of the JV Termination Agreement and any other agreements contemplated therein to be delivered therewith;

6.1.3	the Purchaser shall pay the Purchase Price as set out in Clause 4 of this Agreement; and

6.1.4
the Purchaser shall deliver to the Sellers, and the Sellers shall deliver to the Purchaser, any document they receive from a Merger Control Authority attesting to the satisfaction of the conditions set out in Clause 5.1.1 (i.e., clearance decisions of the Merger Control Authorities).

6.2	Breach of Closing obligations

All matters at Closing will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all of the transactions and deliveries of documents required by this Agreement in order to consummate the purchase and sale of the Shares are completed, and title to the Shares shall not be transferred and the Purchaser shall have no property rights or interest in the Shares unless and until Closing actually takes place and the payment referenced in Clause 4.2 above has been made.

7	Sellers’ and Merck’s representations

The Sellers and Merck hereby make the following representations and warranties, which shall be true and correct on the date of this Agreement and, except as otherwise expressly set forth herein, on the Closing Date.

7.1	Organization, good standing and qualification

Each of the Sellers and Merck is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of the Sellers and Merck has the requisite corporate power and authority to execute and deliver this Agreement, and to carry out the transactions contemplated hereby and to perform each of its obligations hereunder.  Each of the Sellers and Merck is not in violation of any material provision of its organizational documents.

7.2	Corporate authorization

The execution, delivery and performance by the Sellers and Merck of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings and no other corporate proceeding on the part of each of the Sellers and Merck is necessary for the consummation by the Sellers and Merck of the transactions contemplated hereby.

7.3	Enforceability

This Agreement has been duly and validly executed and delivered by the Sellers and Merck and, assuming the due and valid execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of the Sellers and Merck enforceable against the Sellers and Merck in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally.

7.4	No contravention

The execution, delivery and performance by the Sellers and Merck of this Agreement and the consummation by the Sellers and Merck of the transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of the Sellers or Merck or (ii) conflict with or constitute a violation of any provision of any material law binding upon or applicable to the Sellers and/or Merck or any of their properties or assets.

7.5	Consents and Approvals

All permits, consents and approvals of, registrations with, notices to, and other actions by, all Governmental Authorities (other than with respect to Competition Laws) that are required by Sellers and Merck in connection with the transactions contemplated hereby have been made or obtained and are in full force and effect, except that the following approvals have not been made or obtained: (i) as of the date hereof (but not as of the Closing Date), the approval of the Merger Control Authorities and (ii) such other approvals which the failure to obtain, individually or in the aggregate, would not constitute a Merial Material Adverse Change or a Seller Material Adverse Change.  None of the Sellers or Merck has taken or omitted to take any action which permits, or after notice or lapse of time or both would permit, any modification or termination of any of the approvals.

7.6	Ownership of the Shares

The Sellers own all right, title and interest in the Shares. They have full power and capacity to transfer the full title to the Shares, free and clear of any Encumbrances, and to enter into this Agreement. The Shares are the only shares or other equity interests of Merial owned by Merck and its Affiliates.

7.7	No Brokers

No broker, investment banker, financial advisor or other Person, other than Credit Suisse Securities (USA) LLC, the fees and expenses of which shall be paid by Merck, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement. No engagement letters entered into by Merck or the Sellers in connection with the transactions contemplated by this Agreement obligate Merial to continue to use their services or pay fees or expenses in connection with any future transaction.

7.8	No Material Adverse Change

To the Knowledge of Merck as of the date hereof there is no fact, circumstance or event that has occurred since June 30, 2009 that to the Knowledge of Merck would constitute, or be reasonably likely to constitute, a Merial Material Adverse Change as of the date hereof.

8	Purchaser’s representations

The Purchaser hereby makes the following representations and warranties, which shall be true and correct on the date of this Agreement and, except as otherwise expressly set forth herein, on the Closing Date.

8.1	Organization, good standing and qualification

The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, and to carry out the transactions contemplated hereby and to perform each of its obligations hereunder. The Purchaser is not in violation of any material provision of its organizational documents.

8.2	Corporate authorization

The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Purchaser and no other corporate proceeding on the part of the Purchaser is necessary for the consummation by the Purchaser of the transactions contemplated hereby.

8.3	Enforceability

This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming the due and valid execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally.

8.4	No contravention

The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of the Purchaser or (ii) conflict with or constitute a violation of any provision of any material Law binding upon or applicable to the Purchaser or any of its properties or assets.

8.5	Consents and Approvals

All permits, consents and approvals of, registrations with, notices to, and other actions by all Governmental Authorities (other than with respect to Competition Laws) that are required by the Purchaser in connection with the transactions contemplated hereby have been made or obtained and are in full force and effect, except that the following approvals have not been made or obtained: (i) as of the date hereof (but not as of the Closing Date), the approval of the Merger Control Authorities and (ii) such other approvals which the failure to obtain, individually or in the aggregate, would not constitute a Merial Material Adverse Change or a Purchaser Material Adverse Change. The Purchaser has not taken or omitted to take any action which permits, or after notice or lapse of time or both would permit, any modification or termination of any of the approvals.

8.6	No Brokers

No broker, investment banker, financial advisor or other Person, other than Evercore Partners Inc., the fees and expenses of which shall be paid by the Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement. No engagement letters entered into by Purchaser in connection with the transactions contemplated by this Agreement obligate Merial to continue to use their services or pay fees or expenses in connection with any future transaction.

8.7	Financial Capacity

Purchaser has, or has access to, and will have available on the Closing Date, immediately available funds in an amount that is sufficient to pay the Purchase Price as required by and in accordance with this Agreement.  Purchaser acknowledges that its obligation to purchase Shares hereunder is not subject to any financing or similar condition.

8.8	Investment Intent

Purchaser is acquiring Shares to be purchased under this Agreement for its own account for investment, without a view to resale or distribution thereof in violation of any applicable securities laws and with no present intention of distributing or reselling any part thereof.  Purchaser has such knowledge and experience in financial, tax and business matters that it is capable of evaluating the merits and risks of its purchase of the Shares.

8.9	No Material Adverse Change

To the Knowledge of Sanofi-Aventis as of the date hereof there is no fact, circumstance or event that has occurred since June 30, 2009 that to the Knowledge of Sanofi-Aventis would constitute, or be reasonably likely to constitute, a Merial Material Adverse Change as of the date hereof.

9	Parties’ other commitments

9.1
The Parties undertake to change the names of each of the Group Companies to remove any reference, if any, to the Sellers, and filings will be made with appropriate Governmental Authorities to effect such changes.

9.2	Confidentiality

9.2.1	Announcements

Pending Closing, no press release, public announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any Party. This shall not affect any press release, public announcement or circular required by law or any regulatory body or the rules of any recognized stock exchange on which the shares of any Party or any of its Affiliates are listed, but the Party with an obligation to make an announcement or issue a press release or circular shall consult with the other Parties insofar as is reasonably practicable before complying with such an obligation.

Notwithstanding the foregoing, upon the signing of this Agreement, the Parties shall make an initial press release, public announcement or circular with respect to this Agreement and the transactions contemplated hereby, which shall be in a form mutually agreed upon by Purchaser and Merck.

9.2.2	Confidentiality

(i)	For the avoidance of doubt, the Confidentiality Agreement shall continue notwithstanding this Agreement.

(ii)
The Sellers and Merck hereby agree that any information they receive from Sanofi-Aventis and any of its Affiliates, which receipt arises out of the transactions contemplated by this Agreement (the “Confidential Information”) shall be exchanged subject to applicable law and shall: (a) be used solely for the purpose of performing the transactions contemplated by this Agreement; (b) not be used directly or indirectly in any way that is for competitive purposes or to obtain any commercial advantage with respect to Sanofi-Aventis and its Affiliates; and (c) be kept confidential by the Sellers, Merck and their Representatives and be used only for the purposes of this Agreement; provided, however, that any such Confidential Information may be disclosed only to their Representatives who need to know such Confidential Information. It is understood that such Representatives shall be informed by Merck and/or the Sellers, as applicable, of the confidential nature of such Confidential Information and that the Sellers and/or Merck, as applicable, shall be responsible for any disclosure or use made by their Representatives in breach of obligations under this Agreement to the same extent as if such disclosure or use had been made directly by the Sellers and/or Merck. The obligations of confidentiality and non-use set forth in this Agreement shall expire five years after the date of this Agreement.

(iii)
The Sellers and/or Merck, as applicable, will as soon as practicable notify the Purchaser of any breach of this Clause 9.2 of which they become aware, and will use commercially reasonable efforts to assist and cooperate with the Purchaser in minimizing the consequences of such breach. If the Sellers and/or Merck, as applicable, or any of their Representatives are legally required or requested to disclose any Confidential Information, they will, unless otherwise prohibited by law or regulation, promptly notify the Purchaser of such request or requirement so that the Purchaser may seek to avoid or minimize the required disclosure and/or obtain an appropriate protective order or other appropriate relief to ensure that any Confidential Information so disclosed is maintained in confidence to the maximum extent possible by the Person receiving the disclosure, or, in the Purchaser’s discretion, to waive compliance with the provisions of Clause 9.2.  In any such case, the Parties agree to cooperate and use reasonable efforts to avoid or minimize the required disclosure and/or obtain such protective order or other relief. If, in the absence of a protective order or the receipt of a waiver hereunder, the Sellers and/or Merck, as applicable, are legally obligated to disclose any Confidential Information, they will disclose only so much thereof to the party compelling disclosure as they believe in good faith, on the basis of advice of counsel, is required by law. The Sellers and/or Merck, as applicable, shall give the Purchaser prior written notice of the specific Confidential Information that they believe they are required to disclose under such circumstances.

(iv)
All Confidential Information disclosed by or on behalf of the Purchaser or any of its Affiliates, as applicable, shall be, and shall remain, the property of the Purchaser or such Affiliate.  At any time at the written request of the Purchaser, the Sellers and/or Merck, as applicable, shall destroy all originals and copies of all Confidential Information and shall not retain any copies, extracts or other reproductions in whole or in part of such Confidential Information. Such destruction shall be confirmed in writing to the Purchaser by an authorized representative of Merck and/or the Sellers, as applicable. Notwithstanding the foregoing, Merck and/or the Sellers, as applicable, and their external law firms may each retain a copy of any Confidential Information and all corresponding material and related documentation pertaining thereto to the extent retention is required by their regulatory, compliance or internal record retention policies, by law or regulation or in connection with any legal proceeding. Any Confidential Information that is not destroyed, including all oral Confidential Information, shall remain subject to the confidentiality and non-use obligations set forth in this Agreement.

9.3	Dividend

Until the Closing, the Parties will cause Merial to pay proportionally to its shareholders dividends, which as of the date hereof are anticipated to be US$90,000,000 for the third quarter of 2009 and US$60,000,000 for the fourth quarter of 2009, subject to adjustment of such amounts in accordance with Merial’s past practice.  For the calendar quarter in which the Closing occurs, a prorated dividend will be paid immediately prior to the Closing proportionally to the shareholders for such portion of the quarter occurring prior the Closing.

9.4	Tax Election

At the request of Purchaser, the Parties will cause Merial to file an election in accordance with section 754 of the Internal Revenue Code so that such election is effective, to the extent permitted under the Internal Revenue Code and the Treasury Regulations thereunder, for any taxable period ending on or before the Closing Date.

9.5	Tax Return Preparation

9.5.1
The Purchaser shall cause Merial to prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis, all U.S. federal, state, and local Tax Returns of Merial for all taxable periods of Merial ending on or prior to the Closing Date, and, to the extent such treatment is or would be inconsistent with past practices, procedures or filings of Merial, all decisions with respect to the treatment of transactions of Merial or any of its Subsidiaries on such Tax Returns shall be made jointly by the Purchaser and US Holding, provided, that if Sellers’ sale of the Shares pursuant to this Agreement does not cause a termination of Merial under applicable U.S. federal, state or local tax laws as of the Closing Date, (x) Sellers’ and the Purchaser’s allocable shares of Merial’s items for the taxable year of Merial that includes the Closing Date shall, for purposes of such U.S. federal, state or local tax laws, be determined in accordance with the principles of an interim closing of Merial’s books as of the close of business on the Closing Date under Section 706(d) of the Internal Revenue Code and the Treasury Regulations thereunder, and (y) the Purchaser shall cause Merial to prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis, all Tax Returns that include the Closing Date under such U.S. federal, state or local tax laws.

9.5.2
If Merial is treated as a pass-through entity under non-U.S. tax laws and US Holding has notified Merial or the Purchaser in writing that it believes its U.S. or non-U.S. tax liability may be materially affected as a result of the allocation of Merial’s items, (x) the Purchaser agrees to use commercially reasonable efforts to cause Merial to determine, for purposes of such non-U.S. tax laws, Sellers’ and the Purchaser’s allocable shares of Merial’s items for the taxable year of Merial that includes the Closing Date based on an interim closing of Merial’s books as of the close of business on the Closing Date, or such other method upon which Sellers and Purchaser mutually agree, and (y) the Purchaser shall cause Merial to prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis, all Tax Returns under such non-U.S. tax laws.  If Merial is not treated as a pass-through entity under non-U.S. tax laws and the taxable year of Merial does not close on the Closing Date under such non-U.S. tax laws, the Purchaser agrees to use commercially reasonable efforts to cause Merial to allocate non-U.S. Taxes paid by Merial in the taxable year that includes the Closing Date under such non-U.S. tax laws in accordance with Section 1.901-2(f)(3) of the proposed Treasury Regulations.

9.5.3
From and after the date of this Agreement, no party shall be designated as Merial’s “Tax Matters Partner” (under Section 6231(a)(7) of the Internal Revenue Code and the Treasury Regulations thereunder) on Merial’s U.S. federal income Tax Return for taxable years of Merial (or portions thereof) ending on or before the Closing Date, without the prior written consent of both Sanofi-Aventis and Merck.  The Purchaser shall cause Merial to continue to allow US Holding to make adjustments pursuant to Section 5.5(c)(iii) of the JV Agreement with respect to Merial’s taxable years ending on or before the Closing Date.

9.6	Cooperation on Tax Matters

The Purchaser shall, and shall cause Merial to, and Sellers shall cooperate fully, as and to the extent reasonably requested by any party, in connection with the filing of Tax Returns and any Tax Contest.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

9.7	Tax Contests

If, following the Closing Date, the Purchaser or Merial or any Merial Subsidiary receives from any Taxing Authority written notice of any Tax Contest with respect to taxable periods ending on or before the Closing Date and with respect to which Sellers may have any liability for Taxes, then Purchaser shall, or shall cause Merial to, promptly provide a copy of such notice to Sellers.  In addition to any other rights that Sellers have under applicable Tax laws, the JV Agreement, the JV Termination Agreement, or this Agreement, (A) in the case of any Tax Contest with respect to taxable periods ending on or before the Closing Date and with respect to which the Purchaser does not have any liability for Taxes and with respect to which Sellers may have any liability for Taxes, (x) the Purchaser shall, or shall cause Merial to, provide Sellers with the right, at Sellers’ expense, to control, manage and be responsible for, and to contest or settle, such Tax Contest, (y) Merial and Purchaser may participate in any such Tax Contest and Sellers shall not settle such Tax Contest without the consent of Merial and Purchaser, which consent shall not be unreasonably withheld or delayed, and (z) Sellers shall keep Merial informed of the progress of any such Tax Contest and shall provide copies of all written communications with any Taxing Authority related to any such Tax Contest to Merial, (B) in the case of any Tax Contest with respect to taxable periods ending on or before the Closing Date and with respect to which Sellers and the Purchaser may have liability for Taxes, (i) such Tax Contest shall be jointly controlled by Sellers and the Purchaser, (ii) neither Sellers, on the one hand, nor the Purchaser, on the other hand, shall settle such Tax Contest without the express written consent of the other party, which consent shall not be unreasonably withheld or delayed, and (iii) Sellers, on the one hand, and the Purchaser, on the other hand, shall keep the other party informed of the progress of any such Tax Contest and shall promptly provide copies of all written communications with any Taxing Authority related to any such Tax Contest to the other party and (C) the Purchaser shall control any other Tax Contest.

9.8	Withholding

The Parties agree that (i) as of the date hereof, no withholding (including, without limitation, under Section 1445(e) of the Internal Revenue Code and Section 1.1445-11T of the Treasury Regulations) is required under current law with respect to the transactions contemplated by this Agreement and (ii) all payments and deliveries required with respect to the transactions contemplated by this Agreement shall be made free and clear of, and without withholding or deduction of, any Taxes, unless withholding or deduction of such Taxes is required by reason of a change in law occurring after the date hereof.

9.9	Purchase Price Allocation

Merck shall prepare an allocation of the Purchase Price (the "Purchase Price Allocation") among the assets of Merial and its Subsidiaries in accordance with an appraisal to be conducted by an appraiser selected by Merck and reasonably satisfactory to Purchaser, provided that such appraisal shall be satisfactory to both Merck and Purchaser, such appraisal to be commenced promptly after the date hereof.  If such an appraisal is not acceptable to both Merck and Purchaser, then Merck and Purchaser shall negotiate in good faith to reach an agreement with respect to the Purchase Price Allocation.  In no event shall the Purchase Price Allocation be prepared later than 30 days prior to the due date (without extension) of the U.S. federal income Tax Return of Merck for the period that includes the Closing Date.  Each of Merck and the Purchaser agrees that, except to the extent (i) required by applicable law or (ii) subsequently determined, by reason of change of law or facts, that there is not at least substantial authority (within the meaning of Section 1.6662-4(d) of the Treasury Regulations) for such Purchase Price Allocation, it shall (and, in the case of Purchaser, shall cause Merial and its Subsidiaries to) file all Tax Returns consistent with the Purchase Price Allocation and shall not take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Purchase Price Allocation.  Notwithstanding any other provision of this Agreement, and except as limited by the following sentence, the provisions of this Clause 9.9 shall survive the Closing without limitation.  In the event Merck and Purchaser are unable to agree with respect to the preparation of the Purchase Price Allocation within the time contemplated by this clause, the provisions of this clause shall have no further force or effect.

9.10	Delivery of Corporate Records

After the Closing, to the extent that these documents are in the possession of Merck, Merck shall deliver to Sanofi-Aventis the certificates of incorporation, corporate seals (if any), checks, books, statutory and other books of Merial (duly written up to date), and the share certificates in respect of each of Merial’s Subsidiaries.

9.11	Reserved

9.12	Memorialization Agreement

Promptly following the signing of this Agreement, Merck shall send to Merial for its review, agreement and countersignature the formalization in a written agreement (the “Sublicense Agreement”) of the existing and longstanding sublicense to Merial of Merck's rights under the Memorialization Agreements.  Such Sublicense Agreement will contain terms and conditions which are substantially identical to the existing sublicense between Merck and Merial and shall be coterminous with each of the Memorialization Agreements, respectively.

10	Termination

10.1	Termination

This Agreement may be terminated at any time prior to the Closing:

10.1.1	by the mutual written agreement of the Parties;

10.1.2	by either Merck or Sanofi-Aventis by written notice to the other Parties if the purchase and sale of the Shares shall not have been consummated by March 18, 2010;

10.1.3
by Merck or Sanofi-Aventis by written notice to the other Parties if any applicable law that makes consummation of the purchase and sale of the Shares illegal or otherwise prohibited (i) in the United States, the European Union (including any country of the European Union), or (ii) in any other jurisdiction, but in the case of (ii), only if the completion of the purchase and sale of the Shares in the face of such law would (a) be reasonably likely to result in the terminating Party or any of its officers or directors being subject to criminal liability in such jurisdiction or (b) result in any officer or director of the terminating Party being subject to personal civil liability in such jurisdiction; provided, however, that the Party seeking to terminate this Agreement pursuant to this Clause 10.1.3 has fulfilled its obligations under Clause 5.4; or

10.1.4
by Merck or Sanofi-Aventis by written notice to the other Parties if there shall have been issued any order or injunction (and such order or injunction shall have become final and, in the United States, nonappealable) permanently restraining, enjoining or otherwise prohibiting the purchase and sale of the Shares contemplated by this Agreement by any Governmental Authority of competent jurisdiction (i) in the United States or the European Union (including any country of the European Union), or (ii) in any other jurisdiction but in the case of (ii), only if the completion of the purchase and sale of the Shares in the face of such order or injunction would (a) be reasonably likely to result in  the terminating Party or any of its officers or directors being subject to criminal liability in such jurisdiction or (b) result in any officer or director of the terminating Party being subject to personal civil liability in such jurisdiction; provided, however, that the terminating Party has fulfilled its obligations under Clause 5.4.

10.2	Effect of Termination

In the event of the termination of this Agreement pursuant to the provisions of Clause 10.1, this Agreement shall become void and have no effect, except with respect to Clauses 2, 10.2 and 12 which shall survive such a termination, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any Party hereto, or any of its Affiliates or representatives, except for any liability resulting from such party’s breach of this Agreement.

11	Indemnification

11.1	Indemnification of the Sellers and Merck

The Sellers and Merck shall defend, indemnify and hold harmless the Purchaser and its Representatives from and against any and all litigation and liabilities, whether or not relating to Third Party claims, incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights hereunder, resulting from, arising out of or relating to (a) any breach of or inaccuracy in any representation or warranty when made or deemed made by the Sellers or Merck in or pursuant to this Agreement or in any certificate furnished by the Sellers or Merck hereunder (including, whether before or at the Closing, in respect of Clause 7.8) or (b) any failure of the Sellers or Merck to perform any covenant or agreement hereunder.

11.2	Indemnification by the Purchaser

The Purchaser shall defend, indemnify and hold harmless the Sellers, Merck and their Representatives from and against any and all litigation and liabilities, whether or not relating to Third Party claims, incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights hereunder resulting from, arising out of or relating to (a) any breach of or inaccuracy in any representation or warranty made or deemed made by the Purchaser in or pursuant to this Agreement or in any certificate furnished by the Purchaser hereunder or (b) any failure of the Purchaser to perform any covenant or agreement hereunder.

12	Miscellaneous

12.1	Fees and Expenses

12.1.1
Except as otherwise provided in this Agreement, the Sellers and Merck, on the one hand, and the Purchaser, on the other hand, shall bear their respective expenses, costs and fees in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith and therewith, whether or not the transactions contemplated hereby shall be consummated.

12.1.2
The Purchaser shall timely pay all fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where fees, taxes and duties are payable in connection with the acquisition of the Shares under this Agreement.

12.1.3	The Parties acknowledge and hereby agree that the covenants and agreements set forth in this Clause 12 are an integral part of the transactions contemplated by this Agreement.

12.2	Notices

12.2.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by hand or by courier using an internationally recognized courier company.

12.2.2	A Notice to the Sellers and Merck shall be sent to Merck at the following address, or such other Person or address as Merck may notify to the Purchaser from time to time:

Merck & Co., Inc. One Merck Drive P.O. Box 100, WS3A-65 Whitehouse Station, NJ 08889-0100 Tel: + 1 (908) 423-1000 Fax: +1 (908) 735-1246 Attention: Office of the Secretary

With a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Tel: +1 (212) 859-8000 Fax: +1 (212) 859-4000 Attn: David N. Shine Murray Goldfarb

12.2.3	A Notice to the Purchaser shall be sent to the following address, or such other Person or address as the Purchaser may notify to the Seller from time to time:

Sanofi-Aventis 174 avenue de France 75365 Paris Cedex 13 France Tel: +33 (1) 53 77 40 00 Fax: +33 (1) 53 77 43 03 Attention: General Counsel

With copies to:

Linklaters LLP 25 rue de Marignan 75008 Paris France Tel.: +33 (1) 56 43 56 43 Fax: +33 (1) 43 59 41 96 Attention: Pierre Tourres

- and -

Linklaters LLP 1345 Avenue of the Americas 19th Floor New York, NY 10105 Tel.: (212) 903-9000 Fax: (212) 903-9100 Attention: Scott I. Sonnenblick

12.2.4	A Notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery,

provided that if a Notice would become effective under the above provisions after 5.30 p.m. on any Business Day, then it shall be deemed instead to become effective at 9.30 a.m. on the next Business Day. References in this Agreement to time are to local time at the location of the addressee as set out in the Notice.

Subject to the foregoing provisions of this Clause 12.2, in proving service of a Notice, it shall be sufficient to prove that the envelope containing such Notice was properly addressed and delivered by hand or courier to the relevant address pursuant to the above provisions.

12.3	Entire Agreement

This Agreement (when executed and delivered) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

12.4	Amendment; waivers

Neither this Agreement nor any terms hereof may be amended or modified except pursuant to an instrument in writing signed by all of the Parties.  No waiver of a provision of this Agreement shall be valid or binding unless set forth in writing and duly executed by the Party that will lose benefit of such provision as a result of such waiver. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at law or in equity.

12.5	Severability

If any provision of this Agreement, including any phrase, sentence, Clause, Section or subsection, is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever. If any provision of this Agreement shall be adjudged to be excessively broad as to duration, geographical scope, activity or subject, the Parties hereto intend that such provision shall be deemed modified to the minimum degree necessary to make such provision valid and enforceable under applicable law and that such modified provision shall thereafter be enforced to the fullest extent possible.

12.6	Counterparts

This Agreement may be executed in several counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

12.7	Binding effect

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns.

12.8	Assignment

This Agreement shall not be assignable or otherwise transferable by any Party hereto without the prior written consent of the other Parties hereto, provided that Purchaser may assign its rights hereunder to one or more of its direct or indirect Subsidiaries; provided, however, that no such assignment shall release Purchaser from any of its obligations hereunder.  Any attempted or purported assignment of this Agreement in contravention of this Clause 12.8 shall be void ab initio.

12.9	No Third Party Beneficiaries

Nothing in this Agreement shall confer any rights upon any Third Party or any other entity other than the Parties hereto and their respective heirs, successors and permitted assigns.

12.10	Governing Law

This Agreement shall be governed in all respects by, and construed in accordance with, the laws of the State of New York (without giving effect to its principles of conflicts of laws, to the extent such principles would require or permit the application of the laws of a state other than the State of New York).  Any claim, action or dispute against any Party to this Agreement arising out of or in any way relating to this Agreement shall be brought in the courts of the State of New York located in the City and County of New York or in the event (but only in the event) that such courts do not have subject matter jurisdiction over such claim, action or dispute, in the Federal Courts of the United States sitting in the State, County and City of New York. Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of such courts for the purpose of any such claim, action or dispute; provided that a final judgment in any such claim, action or dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each Party irrevocably waives and unconditionally agrees not to assert, by way of a motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement (i) any objection that it may ever have that the laying of venue of any such claim, action or dispute in any federal or state court located in the above named state or city is improper, (ii) any objection that any such claim, action or dispute brought in any of the above named courts has been brought in an inconvenient forum or (iii) any claim that it is not personally subject to the jurisdiction of the above named courts.  The Parties hereby agree that for purposes of determining whether a Merial Material Adverse Change has occurred or whether an event constitutes a Merial Material Adverse Change, Delaware law shall be applicable, without giving effect to conflicts of law principles.

12.11	Specific Performance

The Parties hereby agree that irreparable damage would occur in the event that any of their agreements, covenants, or obligations under the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, the Parties agree that, in addition to any other remedies, the Parties shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. The Parties hereby waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties further agree that the only permitted objection that they may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

13	Waiver of Jury Trial

Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this paragraph.

In witness whereof, the Parties hereto have duly executed this Agreement in four original copies this   29th  day of July, 2009.

SANOFI-AVENTIS			MERCK & CO., INC.

By:	/s/ Jérôme Contamine		By:	/s/ Richard T. Clark
	Name:	Jérôme Contamine		Name:	Richard T. Clark
	Title:	Chief Financial Officer		Title:	Chairman, President and Chief Executive Officer

By:	/s/ Karen Linehan
	Name:	Karen Linehan
	Title:	Senior Vice President, Legal Affairs et General Counsel

MERCK SH INC.			MERCK SHARP & DOHME (HOLDINGS) LIMITED

By:	/s/ Celia A. Colbert		By:	/s/ Mark E. McDonough
	Name:	Celia A. Colbert		Name:	Mark E. McDonough
	Title:	Secretary		Title:	Director

EXHIBIT A - FORM OF JV TERMINATION AGREEMENT

Dated [·], 20[__]

TERMINATION AGREEMENT

in connection with the Master Merial Venture Agreement

MERCK & CO., INC.

and

MERCK SH INC.

and

MERCK SHARP & DOHME (HOLDINGS) LIMITED

and

SANOFI-AVENTIS

and

SANOFI 4

and

MERIAL LIMITED

TERMINATION AGREEMENT

Termination Agreement, dated as of [●], 20[__], among:

(1)	Merck & Co., Inc., a corporation organized under the laws of New Jersey (“Merck”);

(2)	Merck SH Inc., a corporation organized under the laws of Delaware (“US Holding”);

(3)	Merck Sharp & Dohme (Holdings) Limited, a limited company organized under the laws of England and Wales (“UK Holding”);

(4)	Sanofi-Aventis, a société anonyme organized under the laws of France (“Sanofi-Aventis”);

(5)	Sanofi 4, a société en nom collectif organized under the laws of France (“Sanofi-Aventis Holding”);

and;

(6)	Merial Limited, a private company limited by shares organized under the laws of England and Wales and domesticated in the State of Delaware as Merial LLC, a limited liability company (“Merial”).

(Merck, US Holding, UK Holding, Sanofi-Aventis, Sanofi-Aventis Holding and Merial are hereinafter referred to individually as a “Party” and collectively as the “Parties”).

WHEREAS

(A)
Merck and Rhône-Poulenc S.A., a société anonyme organized under the laws of France (“Rhône-Poulenc”), entered into that certain Joint Venture Agreement, dated May 23, 1997 (as it may have been amended from time to time prior to the date hereof, the “JV Agreement”), in order to combine their respective animal health and poultry genetics businesses. In order to effect this combination, Merck and Rhône-Poulenc created Merial as the parent company of the group of companies conducting these businesses. Rhône-Poulenc changed its name to Aventis and was merged into Sanofi-Aventis on December 31, 2004;

(B)	Each of Merck and Sanofi-Aventis owns indirectly 50% of the equity interests in Merial;

(C)
Merck and Schering-Plough Corporation (“Schering-Plough”), a corporation organized under the laws of New Jersey, are parties to that certain Agreement and Plan of Merger, dated March 8, 2009, (the “Merger Agreement”) by and among Schering-Plough, Merck and certain subsidiaries of Schering-Plough formed to execute the merger of one of the merger subsidiaries into Schering-Plough such that Schering-Plough is the surviving corporation in such merger and the merger of the other merger subsidiary into Merck such that Merck is the surviving corporation in such merger and will become a wholly-owned subsidiary of Schering-Plough;

(D)	Merck has expressed an interest in selling its equity interests in Merial (the “Merck Equity Interest”);

(E)
As of the date hereof, the Merck Equity Interest is held by two intermediate holding companies: (i) US Holding, a wholly owned subsidiary of Merck, owns 9,750,338 Series A – Ordinary Shares in Merial, representing 100% of the outstanding Series A – Ordinary Shares of Merial, and (ii) UK Holding, a wholly owned subsidiary of Merck, owns 1,250,000 Series C – Cumulative Preferred Shares in Merial, representing 50% of the outstanding Series C – Cumulative Preferred Shares of Merial;

(F)
Merck, UK Holding and US Holding have decided to sell the Merck Equity Interest to [SA to insert the name of the designated Affiliate]. Merck, UK Holding, US Holding and Sanofi-Aventis entered into a share purchase agreement (the “Share Purchase Agreement”) on [·] 2009;

(G)
Following the completion of the transactions contemplated by the Share Purchase Agreement (the “SPA Closing”), as of the SPA Closing, Sanofi-Aventis will own indirectly 100% of the outstanding equity interests in Merial as of such date; and

(H)
The Parties are entering into this Agreement in connection with the SPA Closing to effectuate Merck and Sanofi-Aventis’ decision to terminate the JV Agreement and to further implement the transactions contemplated by the Share Purchase Agreement (the “Termination”), while providing for certain rights and obligations which will continue following the Termination.

Now, therefore, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby covenant and agree as follows:

1	Definitions

Unless otherwise provided herein, capitalized terms shall have the meaning given to them in the JV Agreement.

In this Agreement, in addition to such terms as are defined elsewhere in this Agreement, the following terms have the meanings specified in this Article 14:

“Agreement” means this Termination Agreement, including the Schedules and the Exhibits hereto;

“JV Agreement” has the meaning set forth in recital (A);

“Merck Equity Interest” has the meaning set forth in recital (D);

“Merger Agreement” has the meaning set forth in recital (C);

“Rhône-Poulenc” has the meaning set forth in recital (A);

“Share Purchase Agreement” has the meaning set forth in recital (F);

“Schering-Plough” has the meaning set forth in recital (C);

“Termination” has the meaning set forth in recital (H).

2	Interpretation

2.1	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

2.2	Headings

The headings used in this Agreement have been adopted by the Parties for ease of reference only, and the Parties declare that these headings are not to be comprised in this Agreement and shall not in any event influence the meaning or interpretation of this Agreement.

2.3	Schedules, etc.

References to this Agreement shall include any Exhibits, Schedules and Recitals to it and references to Articles, Sections, Exhibits and Schedules are to Articles of, Sections of, Exhibits to and Schedules to, this Agreement.

2.4	References to “directly or indirectly”

“Directly or indirectly” means (without limitation) either alone or jointly with any other Person and whether on its own account or in partnership with another or others or as the holder of any interest in any other Person.

2.5	Illustration

Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3	The Termination

Subject to the terms and conditions of this Agreement and the Share Purchase Agreement, and except as provided in Article 4, the JV Agreement shall terminate in its entirety and shall cease to have any effect from and after the date hereof.

4	Survival of Certain Provisions of the JV Agreement

The Parties agree that all the provisions which, pursuant to the terms of the JV Agreement, are expressed to survive the Termination shall continue in full force and effect, as provided in the JV Agreement, and in particular pursuant to Section 16.6; provided, however, that Article XV of the JV Agreement shall be terminated and shall have no further force or effect from and after the date hereof.  Notwithstanding the foregoing, if the Merger Agreement is terminated for any reason after the date of this Agreement, the provisions of Article XV of the JV Agreement shall again apply to, and be binding on, Merck (and its Subsidiaries) from and after the date of termination of the Merger Agreement until the third anniversary of the date hereof.

5	Ancillary Agreements and Future Agreements

5.1	Surviving Ancillary Agreements and Future Agreements

The Parties agree that, subject to Section 5.2, the Ancillary Agreements and Future Agreements listed in Schedule 5.1 shall remain in full force and effect in accordance with their respective terms until terminated in accordance with such terms.  All other Ancillary Agreements and Future Agreements in effect prior to the date hereof, and all obligations of Merck and its Affiliates in connection therewith, are hereby terminated and shall have no further force or effect from and after the date hereof, except with respect to rights and obligations which, pursuant to the terms of such Ancillary Agreements and Future Agreements, survive termination.

5.2	Non-Competition

Notwithstanding anything to the contrary in this Agreement, the Ancillary Agreements or the Future Agreements, all provisions in the Ancillary Agreements and/or the Future Agreements restricting Merck and/or its Affiliates from owning or operating any businesses, lines of business or products, competing with Merial, or selling or supplying for use, or licensing, authorizing or otherwise granting a right to any Third Party to sell or supply for use, any Animal Health Product or Poultry Genetics Product, or from otherwise competing with the business of Merial (“Ancillary Non-Competition Provisions”), including Article XIV of that certain Research and License Agreement, dated as of December 20, 2007, by and between Merck and Merial, and Article XI of the Existing Products License Agreement (as defined in Schedule 5.1), are hereby terminated and shall have no further force or effect from and after the date hereof.  Notwithstanding the foregoing, if the Merger Agreement is terminated for any reason after the date of this Agreement, each Ancillary Non-Competition Provision shall again apply to, and be binding on, Merck (and its Subsidiaries) from and after the date of termination of the Merger Agreement until the earlier of (i) the third anniversary of the date hereof and (ii)  the date that such  Ancillary Non-Competition Provision is terminated in accordance with the terms of the applicable Ancillary Agreement or Future Agreement.

5.3	Confirmatory License Agreement

Effective as of the date hereof, Merial and Merck shall enter into the Confirmatory License Agreement attached hereto as Schedule 5.3.

5.4	Supply Agreement

Effective as of the date hereof, Merial and Merck shall enter into Amendment No. 8 to the Merck Supply Agreement dated May 23, 1997, in the form attached hereto as Schedule 5.4.

6	Use of Merck Name and Trademarks

From and after the date hereof, Merial shall discontinue all commercial use of the names “Merck” and "MSD" and any trademarks, trade names and logos controlled by Merck.  It will not, however, constitute a breach of this Article 6 if Merial: (1) discloses, including in labeling, that Merck or any of its Affiliates is a manufacturer of any Merial product manufactured by Merck or such Affiliate; (2) uses any existing stocks of advertising, promotional or stationery materials that describe Merial as “a Merck and sanofi-aventis company” or “an MSD and sanofi-aventis company” or the like, so long as Merial discontinues all such use within 365 days of the date hereof; (3) uses the name “Merck” or “MSD” or any logo controlled by Merck on a website, provided that Merial discontinues all such use as soon as reasonably possible and in any event within thirty (30) days following the date hereof; or (4) uses trademarks or trade dress previously assigned to Merial in the Master Agreement or any Ancillary Agreements.

7	Employee Benefit Matters

7.1	Continuing Rights under Merck Employee Benefit Programs

All Merck programs (other than Merck’s Stock Incentive Plans) in which Merial employees participate, such as retirement benefits, health and welfare benefits, cash balance plans, bonus programs, service credit, severance policies, and collective bargaining agreements (the “Merck Programs”), will be discussed between Merck, Merial and Sanofi-Aventis in good faith to ensure fair treatment of Merial employees, with the possibility that for those U.S. Merial employees who satisfied the “Rule of 60” upon the initial formation of Merial in 1997 and who continue to be Merial employees, Merck shall continue to count the service years of such employees with Merial for a period of up to three years following the SPA Closing solely for purposes of determining eligibility for early retirement subsidies and retiree healthcare under Merck’s U.S. plans if such counting would be beneficial to the affected Merial employees.

For the avoidance of doubt, to the extent permitted by applicable laws and the applicable Merck Programs, Merck shall permit those Merial employees participating in the Merck Programs on the date hereof to continue to participate in such Merck Programs until the earlier of (i) the date on which Merck, Merial and Sanofi-Aventis reach an agreement pursuant to the preceding paragraph or (ii) the date that is one year from the date hereof, provided that Merial promptly reimburses Merck (upon being invoiced therefor) for any actual costs of Merck or its Affiliates associated with such continued participation.

7.2	Outstanding grants under Merck’s Stock Incentive Plans

Outstanding equity granted under Merck’s Stock Incentive Plans held by Merial employees as of the SPA Closing shall be treated in accordance with the terms and conditions of the applicable grants.

8	Representations and Warranties of the Parties

Each of the Parties represents and warrants to the others as follows:

-	it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation;

-	it is not in violation of any material provision of its organizational documents;

-
the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings and no other corporate proceeding on the part of it is necessary for the consummation by it of the transactions contemplated hereby;

-
this Agreement has been duly and validly executed and delivered by it and, assuming the due and valid execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally; and

-
the execution, delivery and performance by it of this Agreement and the consummation by it of the transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of it or (ii) conflict with or constitute a violation of any provision of any material law binding upon or applicable to it or any of its properties or assets.

9	Covenants of the Parties

The Parties undertake to preserve, and shall make freely available to each of the other Parties for consultation or duplication, the accounting and product records of Merial, until the fifth anniversary of the date of this Agreement or such earlier time as the Parties mutually agree in writing that such records may be destroyed or need no longer be made available, subject to applicable laws.

10	Other provisions

Sections 19.1, 19.3, 19.5 to 19.10, 19.13 to 19.16 of the JV Agreement shall apply to this Agreement.

11	Notices

11.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

11.1.1	in writing in English; and

11.1.2	delivered by hand or by courier using an internationally recognized courier company.

11.2	A Notice to Merck, US Holding and UK Holding shall be sent to Merck at the following address, or to such other Person or address as Merck may notify to Sanofi-Aventis from time to time:

Merck & Co., Inc. One Merck Drive P.O. Box 100, WS3A-65 Whitehouse Station, NJ 08889-0100 Fax: +1 (908) 735-1246 Attention: Office of the Secretary

With a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Tel: +1 (212) 859-8000 Fax: +1 (212) 859-4000 Attn: David N. Shine Murray Goldfarb

11.3
A Notice to Sanofi-Aventis and Sanofi-Aventis Holding shall be sent to Sanofi-Aventis at the following address, or to such other Person or address as Sanofi-Aventis may notify to Merck from time to time:

Sanofi-Aventis 174 avenue de France 75365 Paris Cedex 13 France Tel: +33 (1) 53 77 90 24 Fax: +33 (1) 53 77 43 03 Attention: General Counsel

With a copy to:

Linklaters LLP 25 rue de Marignan 75008 Paris France Tel.: +33 (1) 56 43 56 43 Fax: +33 (1) 43 59 41 96 Attn: Pierre Tourres Scott Sonnenblick

11.4	A Notice to Merial shall be sent to the following address, or to such other Person or address as Merial may notify to Sanofi-Aventis and Merck from time to time:

Merial Limited 3239 Satellite Boulevard Duluth, Georgia 30096 Fax: +1 (678) 638-3886 Attn: Company Secretary

With a copy to:

Merial Limited P.O. Box 327 Sandringham House Sandringham Avenue Harlow Business Park Harlow, Essex CM19 5QA England Attn: Assistant Secretary

11.5
A Notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, provided that if a Notice would become effective under the above provisions after 5.30 p.m. on any Business Day, then it shall be deemed instead to become effective at 9.30 a.m. on the next Business Day. References in this Agreement to time are to local time at the location of the addressee as set out in the Notice.

11.6
Subject to the foregoing provisions of this Article 11, in proving service of a Notice, it shall be sufficient to prove that the envelope containing such Notice was properly addressed and delivered by hand or courier to the relevant address pursuant to the above provisions.

12	Governing Law

This Agreement shall be governed in all respects by, and construed in accordance with, the laws of England and Wales.

13	Dispute Resolution and Arbitration

13.1
Each of the Parties agrees to negotiate in good faith to resolve amicably any dispute which arises in connection with this Agreement, in accordance with the procedure set forth in Section 18.1 of the JV Agreement (“Good Faith Settlement”).

13.2
Any dispute, controversy or claim among or between the Parties in connection with this Agreement, including the validity, interpretation, termination or performance of this Agreement, that has not been resolved in accordance with Section 18.1 of the JV Agreement, shall be referred to arbitration in accordance with the procedure set forth in Section 18.2 of the JV Agreement (“Arbitration”).

In witness whereof, the Parties have duly executed this Agreement in six original copies on [●], 20[__].

SANOFI-AVENTIS		SANOFI 4

By:		By:
	Name:		Name:
	Title:		Title:

By:
Name:
Title:

MERCK SH INC.		MERCK & CO., INC

By:		By:
	Name:		Name:
	Title:		Title:

MERCK SHARP & DOHME (HOLDINGS) LIMITED		MERIAL LIMITED

By:		By:
	Name:		Name:
	Title:		Title: